


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH., D.C.
213
SECTION

SECURIT[barcode]ION

07002697

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Programs, Inc DBA/CPI Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 Centennial Blvd
(No. and Street)

Voorhees, NJ 08043
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gayle Mergenthal 856-874-1250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum, SMith and Brown
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D Devicci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Programs, Inc., d/b/a CPI Capital, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27 day of Feb. 2007

Signature

President

Title

Notary Public

PATRICIA PILONE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/30/2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WS+B

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

Financial Statements

December 31, 2006 and 2005

With Independent Auditors' Report

Comprehensive Programs, Inc.
D/B/A CPI Capital
Table of Contents
December 31, 2005 and 2004



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

We have audited the accompanying statement of financial condition of Comprehensive Programs, Inc. D/B/A CPI Capital as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Comprehensive Programs, Inc. D/B/A CPI Capital as of December 31, 2005, were audited by other auditors whose report dated January 31, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Programs, Inc. D/B/A CPI Capital as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

February 26, 2007

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statements of Financial Condition
December 31, 2006 and 2005

Assets	**2006**	**2005**
Current assets		
Cash and cash equivalents	$ 64,932	$ 63,363
Commissions and other fees receivable	63,641	65,667
Clearing deposit	30,062	28,811
Due from parent	96,267	74,561
Property and equipment-net	50	50
Other assets	24,499	11,669
	$ 279,451	$ 244,121

Liabilities and Stockholder's Equity		
Liabilities		
Accrued commissions payable to agents	$ 35,657	$ 34,858
Accounts payable and accrued expenses	3,254	4,478
Notes payable	17,857	--
Total liabilities	56,768	39,336
Stockholder's equity		
Common stock, no par; authorized 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	50,000	50,000
Retained earnings	172,583	154,685
Total stockholder's equity	222,683	204,785
	$ 279,451	$ 244,121

The Notes to Financial Statements are an integral part of these statements.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions and fees	$ 1,761,650	$ 1,937,435
Interest income	1,250	1,784
	1,762,900	1,939,219
Expenses		
Commission expense	1,370,465	1,189,686
Employee compensation and benefits	139,351	134,994
Regulatory and clearing fees	55,980	37,316
Other operating expenses	79,206	71,416
Management fees	100,000	580,000
	1,745,002	2,013,412
Net income (loss)	$ 17,898	$ (74,193)

The Notes to Financial Statements are an integral part of these statements.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2006 and 2005

	Common		Additonal Paid	Retained	
	Shares	Amount	Capital	Earnings	Total
December 31, 2004	100	$ 100	$ 50,000	$ 228,878	$ 278,978
Net loss				(74,193)	(74,193)
December 31, 2005	100	100	50,000	154,685	204,785
Net income				17,898	17,898
December 31, 2006	100	$ 100	$ 50,000	$ 172,583	$ 222,683

The Notes to Financial Statements are an integral part of these statements.

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Reconciliation of net income to net cash provided by (used in) operating activities		
Net income (loss)	$ 17,898	$ (74,193)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	--	25
(Increase) decrease in:		
Clearing deposit	(1,251)	(701)
Commissions and other fees receivable	2,026	149,996
Other assets	13,625	(3,790)
Due from parent	(21,706)	(75,856)
Accrued commissions payable to agents	799	(4,549)
Accounts payable and accrued expenses	(1,224)	(1,238)
Net cash provided by (used in) operating activities	10,167	(10,306)
Cash flows from financing activities		
Principal payments on notes payable	(8,598)	--
Increase (decrease) in cash and cash equivalents	1,569	(10,306)
Cash and cash equivalents		
Beginning of year	63,363	73,669
End of year	$ 64,932	$ 63,363

The Notes to Financial Statements are an integral part of these statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

The Company is a registered broker-dealer with the National Association of Securities Dealers and operates through Raymond James & Associates, Inc., a clearing broker-dealer. The Company brokers securities transactions for investment mutual funds (81% and 65%), variable life insurance (31% and 23%) and annuity products (13% and 9%), and provides investment advisory services (3% and 1%). The Company does not hold or receive client funds. The percentages represent share of commissions and fees.

The Company is a 100% owned subsidiary of Comprehensive Insurance Programs, Inc. D/B/A CPI Capital whose principal business activity is brokering insurance products that do not have an investment aspect.

Cash equivalents

Cash equivalents consist of certificates of deposit maturing within three months.

Revenue recognition

Investment advisory fees calculated as a percentage of assets under management are recognized ratably over the term of the contract. These fees are collected by a custodian and remitted to the Company. Fees for financial planning services calculated on an hourly basis are recognized as the services are provided. Fees received in advance and not yet earned are recorded as unearned fees on the statement of financial condition. There were no unearned fees as of December 31, 2006 and 2005. Commissions are recognized as income based on the trade date of the transactions.

Receivables

Amounts due from broker-dealers are stated at the amount management expects to collect from outstanding balances. Management believes that all amounts are fully collectible. All receivables past thirty days are considered past due.

Equipment

Equipment is stated at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the equipment, generally five years. Assets are evaluated for impairment annually. Management has determined that there is no impairment at December 31, 2006.

Income taxes

The Company has elected S corporation status, for federal and state purposes. Earnings and losses are included in the income tax return of the stockholder and taxed depending on its tax situation. Accordingly, the Company does not incur income tax obligations, and the financial statements do not include a provision for income taxes.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations

At December 31, 2006, one receivable from a mutual fund represented 44% of commissions and other fees receivable. For the year ended December 31, 2006 two broker/dealers representatives were responsible for the generation of 51% of commissions earned during the year.

2. Short-Term Debt

The Company has a short-term note payable of $17,857, at December 31, 2006, with a finance company secured by a certain insurance policy. The annual interest rate is 10.05%. The Company paid $594 of interest at December 31, 2006.

3. Related Party Transactions

The Company and its parent make non-interest bearing advances to each other for working capital purposes, as required. The amounts due from its parent were $96,267 and $74,561 at December 31, 2006 and 2005, respectively.

The parent also provides certain services to the Company for which it charged management fees of $100,000 and $580,000 for the years ended December 31, 2006 and 2005, respectively. The parent also charged the Company for a portion of certain shared operating expenses such as rent, telephone and office expenses. These charges amounted to approximately $27,000 and $23,000 for the years ended December 31, 2006 and 2005, respectively.

4. Supplementary Disclosures of Cash Flow Information

During the years ended December 31, 2006 and 2005, the Company paid interest of $594 and $-0-. During 2006, the Company financed in insurance policy premium in part with a note payable. The original amount of the note was $26,455.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006 and 2005, the Company had net capital of $66,682 and $70,506, respectively, which was $16,682 and $20,506, respectively, in excess of the required net capital of $50,000 at December 31, 2006 and 2005. The company's net capital ratio was .85 to 1 at December 31 2006 and .56 to 1 at December 31, 2005.

SUPPLEMENTARY INFORMATION

Comprehensive Programs, Inc.
D/B/A CPI Capital
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2006 and 2005

Schedule I

	2006	2005
Net Capital		
Total stockholder's equity	$ 222,683	$ 204,785
Deductions and/or charges:		
Non-allowable assets:		
Clearing deposit	30,062	28,811
Commissions and other fees receivable	20,649	16,938
12b-1 receivables from broker-dealers	2,332	2,250
Equipment, net	50	50
Other assets	6,641	11,669
Due from parent	96,267	74,561
	156,001	134,279
Net Capital	$ 66,682	$ 70,506
Aggregated Indebtedness		
Accrued commissions payable to agents	$ 35,657	$ 34,858
Accounts payable and accrued expenses	3,254	4,478
Notes payable	17,857	--
Due to parent	--	--
Total aggregate indebtedness	$ 56,768	$ 39,336
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 16,682	$ 20,506
Excess net capital at 1,000 percent	$ 61,005	$ 66,572
Ratio: Aggregate indebtedness to net capital	.85 to1	.56 to 1

Reconciliation with Company's Computation

(included in Part IIa of Form X-17a-5 as of December 31, 2006 and 2005)
There is no difference from the Company's computation.

See Independent Auditors' Report.



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

In planning and performing our audit of the financial statements and supplemental schedule of Comprehensive Programs, Inc. D/B/A CPI Capital as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in



accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, P.C.

Princeton, New Jersey
February 26, 2007

END